THE CALVERT FUNDS

CLASS B and CLASS C
DISTRIBUTION PLAN

ADDENDUM TO SCHEDULE B

The total fees paid by the respective Class of each Series of a Fund pursuant to this Distribution Plan shall not exceed the rate, as a percentage of that Class' average annual net assets, set forth below:

Fund/Series
	Class C
	Distribution	Service
Calvert Responsible Index Series, Inc.	Fee	Fee
Calvert U.S. Mid Cap Core Responsible Index Fund	0.75	0.25
Calvert Developed Markets Ex-U.S. Responsible Index Fund	0.75	0.25

Effective Date: October 30, 2015